

THE YOGI TRADEMARK MOVIE

Join AWARD WINNING filmmakers on the first ever comedy about YOGA

theyogitmmovie.com   San Francisco, CA       Entertainment   Film   Media

Highlights

(1) Winners of the prestigious Maui Film Festival comedic short award.

(2) Producer's films are in top festivals with great connections; Sundance, Tribeca, and SXSW.

3 The Global Mental Wellness Industry is expected to reach $6.75 trillion by 2030.

4 Yoga popularity is increasing globally. Our comedy is the first to capture that untapped interest.

5 Films with female protagonists perform better at the box-office.

6 Script was developed with grants from SFFILM, home of the San Francisco International Film Festival.

Our Team



Laura Wagner Producer

An award-winning producer whose films have premiered at Sundance, Tribeca, SXSW, and Rotterdam– Laura is an alumna of the Sundance Creative Producing Fellowship. Her films have been nominated for Gotham and Independent Spirit awards.

"Have you ever wanted to go to an intensive eight-week competitive yoga training? Neither did Jo, but her journey will make you laugh to your belly hurts and your mind opens."



Dan Damman Director and Co-Writer

Perfected his comedy writing at The Second City in Chicago before starting a 20 year career in directing and moving-picture editing.



Chris K Thomas Producer and Co-Writer

Worked at the Global Climate Change Lab at MIT in 1994, realized we need a change of consciousness, and has been a writer and filmmaker ever since.



Saskia Griffiths Yoga Mentor

15+ years experience in yoga, bodywork, and meditation, Hosted 28 yoga retreats worldwide, International real estate strategist with focus on Andorra, French Alps and Balearic islands.



Reena Dutt Producer

A recent Producing Fellow at Film Independent– Reena has produced successful features and short films, "Awarewolf", and "Touch" directed by LuLu Wang ("The Farewell").

Proof of Concept: "Awarewolf"

To showcase our comedic, yet positive, take on western yoga culture, we filmed an eight-minute version of *The Yogi Trademark* for $20,000. Our short, *Awarewolf* (2017) received accolades from major film festivals across the country.

Knowing that our tasteful satire would be a hit among mindfulness-focused viewers, the Maui Film Festival screened *Awarewolf* ahead of the Academy Award nominated film, *Going Home* (2017) a Netflix documentary on the life of spiritual teacher Baba Ram Dass. The Maui audience loved *Awarewolf*, awarding it Best Comedy Short Film.


THE YOGI
Awarewolf (2017) Festival Trailer
Awareness Festival
FilmBath Festival
Official Selection
2017
WINNER
BEST COMEDY SHORT FILM
Maui Film Festival
2017
FINALIST
USA FILM Festival
OFFICIAL SELECTION



01:07

Market Research

Lots of Yogis, Very Little Content

There are 36 million yoga enthusiasts in the U.S. and only a handful of movies or shows that explore their lifestyle and culture.

The Yogi Trademark will offer a first of its kind feature-length narrative catered to the enjoyment of an audience that is familiar with yoga and the broader trends surrounding wellness and mindfulness.

Recent Yoga Movie Projects

Despite a general lack of content, below are several success stories of projects with similar themes.



Ram Dass, Going Home, a short documentary portrait of Ram Dass. Shortlisted by the Academy of Motion Picture Arts and Sciences as a contender for the 2018 Academy Awards.



Kumaré: The True Story of a False Prophet, a cross between a documentary and narrative feature, won Audience Award for Best Doc at SXSW.



Wild Wild Country, a Primetime Emmy award-winning Netflix documentary series created by Mark and Jay Duplass, about the controversial Indian guru Bhagwan Shree Rajneesh (Osho).

Yoga is a Large and Growing Market

Over the past decade, mainstream interest in yoga and wellness-culture has exploded. Here are some recent stats.

- The U.S. yoga industry earns **$9.09 billion** in annual revenue.

- **37 million** Americans regularly practice yoga.

- **67 million** Americans have reported trying yoga at least once.

- **34%** Americans "very likely" to try yoga within the next year.

Yoga can be considered a meditative practice which falls within the Global Mental Wellness Industry. In 2019, the Global Mental Wellness Industry was worth $120.8 billion and is expected to reach **$6.75 trillion** by 2030.

Cast

Connie Britton, from the hit HBO series - *The White Lotus*, saw our short at the Maui Film Festival, walked up to Chris, poked him in the chest and said, "I loved your short. I want to be in the feature." We're hopeful we can get our favorite character, Tami Taylor, from *Friday Night Lights* to play the complicated and layered role of the hippie, lovable, smothering mother of our protagonist. We know in Hollywood, a desire more likely becomes reality when a budget is secured. Until then, it does show our story is compelling enough to spark the interest of a high caliber actor... and good actors sell movies.

Speaking of good actors...





We're excited to already have **Arash Marandi** attached as Tashu, the sexy, spiritual, and untouchable yoga teacher. We met him at a Sundance Festival party and got along so well that he flew in from Berlin to act in *Awarewolf* the following year. Arash said Dan's directing style was "so personal and supportive that it re-inspired my love for the study of acting." He is amazing in the Sundance film *A Girl Walks Home Alone at Night,* and more recently opposite Glenn Close in the Apple TV hit series - *TEHRAN.*

The Yogi Trademark Synopsis

Jo, mom blogger and single parent of a precocious five-year-old, is always one more "like" or "follow" away from happiness. She gets "the break she's always deserved" when Vanity Magazine assigns her to publicly blog about her experience at a physically grueling eight-week yoga teacher training retreat.

Out of shape, fearlessly ambitious, and in no need of personal growth – Jo lies to her daughters father, her editor and dysfunctional family, turning the lifestyle blog assignment into an investigative exposé revealing dark secrets behind the cult-like retreat's charismatic leader.

Deep undercover, she succumbs to the guru's unconventional, humiliating and surprisingly effective directives until she becomes so competent in her yoga that she sets yet another different shiny new

competent in her yoga that she sets, yet another, different, shiny new
goal – to be a world famous competitive yogi.

While on stage at the high-stakes, livestreamed National Yoga
Championships, Jo at long last finds her center – and with it, a discovery
worth more than the external adoration she's been chasing. Jo realizes
what she needs most has always been within her: Permission to live life
with fearless authenticity.

A Taste of our Humor



Your Profit

Where's The Money Lebowski?

Our goal is to keep costs low by using SAG's Ultra-Low program
(maximum budget $300,000), no and low cost shoot locations, and a
retreat-model to support the many yogi extras (more details below). In
addition, as this is our first feature length film, we understand that our
biggest asset at the end of this project is not money, but a great movie.
Therefore, you make your investment back plus a 25% profit before the
filmmakers even think about making their money back

filmmakers even think about making their money back.

Our primary viewer-market is Americans (and select foreign viewers) with a strong interest in yoga and mindfulness, many of whom identify with female-focussed narratives. There are 37 million yoga practitioners in the US alone who've yet to see a good movie representing their passion - let alone one with a comedic twist and reputable actors. If we capture just .00091% of the yogi viewer market with *The Yogi Trademark*, you will make your money back PLUS a 25% profit. If we can snag 5% of yogis, we'll split over $4 million in profit.

Potential Sales Examples

	5% of US Yogis	.01% of US Yogis	.00091% of US Yogis
Units Sold	1,850,000	370,000	33,680
$10 per download (purchase only)	$18,500,000	$3,700,000	$336,800
Less 50% take by Apple, Amazon, Hulu, etc.	$9,250,000	$1,850,000	$168,400
Less marketing (P&A)	$40,000	$40,000	$40,000
Total Adjusted Gross Receipts	$9,210,000	$1,810,000	$128,400
1st Position Equity + 25% (WeFunder Investors)	$128,400	$128,400	$128,400
2nd Position Equity (Production Team)	$143,000	$143,000	$0
Return on Investment	125%	125%	125%
Net	$8,938,600	$1,538,600	0%
50/50 Split of Net	$4,469,300	$769,300	0%

(These figures are forward-looking estimations which cannot be guaranteed.)

Low Budget + High Quality

$300,000 may seem like a lot of money, but the overwhelming majority of films you see cost way more than this. You can find many film budget's on wikipedia. Try it. Think of a film that you think was cheap to make, the budget will likely be over $2 million. So how will we do it?











The Screenplay and Directors Are Free

All the money you invest in the film is going up on the screen. Our production company, Potluck Productions, has spent years doing comprehensive research for this film. We're donating the script, and not getting paid to direct the film.

Offsetting Costs: *The Yogi Trademark* Retreat for Yogi Extras

To reduce costs and inspire collaborative creative work, we will

To reduce costs and inspire collaborative creative work, we will simultaneously co-host two five day yoga retreats as part of our 21 day shoot. The retreats will supply us with talented yogis to serve as extras at no cost to the production. In return for being volunteer extras, the students will receive this all-inclusive yoga retreat experience. These yogis will also serve as valuable film promoters for self-distribution.

Who We Are

Laura Wagner is the recipient of the Sundance Institute's Creative Producing Fellowship, the San Francisco Film Society's Kenneth Rainin Foundation Fellowship, and the IFP/Cannes Marche Du Film Producer's Network Fellowship. She is also a Film Independent Fellow and alumna of the Trans Atlantic Partners program. She was nominated for the Cassavetes Film Independent Spirit Award for producing the critically acclaimed feature film IT FELT LIKE LOVE, which premiered at the 2013 Sundance Film Festival and was nominated for a Gotham Award and two Film Independent Spirit Awards. She recently produced the film, FREMONT (Sundance 2023), the documentary THE SCALE OF HOPE, the documentary ARTIFISHAL (Tribeca 2019) and ART 21 "San Francisco Bay Area," which premiered on PBS.

While Dan thinks he's always been funny, he started his comedic career as a weekend player with a group formed at The Second City, the world's premier comedy club, in Chicago. He also served as Head of Production for Sports ID, where he oversaw all aspects of production, producing over 1,300 instructional sports videos, hosted by athletes like Bill Walton, Gabrielle Reece, and Ronnie Lott.

Chris studied Technology and Policy at MIT, after which he spent several years working on climate change, environmental protection, and poverty alleviation projects in the U.S. and internationally. Once Chris began to focus on provocative story-telling as a method for social change, he was hooked.

Dan and Chris met in San Francisco where they were part of a talented team that wrote, produced, and acted in the musical comedy, Goin' Dot Com!. The duo then formed Potluck Productions to purse self-initiated creative projects and filmmaking, using humor as a hook. They made several funny political videos that went viral at the dawn of YouTube and set out to write and make this hilarious film. They learned filmmaking by aligning themselves with **SFFILM**– which has championed incredible films like, ***Sorry to Bother You*** (2018), ***Beasts of the Southern Wild*** (2012), and ***Fruitvale Station*** (2013). Dan and Chris eventually earned three SFFILM grants to develop The Yogi Trademark, including a two- year artist residency.